Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

VANC PHARMACEUTICALS INC.

615-800 West Pender Street

Vancouver, BC

V6C 2V6 (the “Company”)

Item 2 Date of Material Change

June 5, 2015

Item 3 News Release

The news release was disseminated on June 5, 2015 by way of the facilities of Stockwatch and Market News.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4 Summary of Material Change

The Company announced that Mr. Bob Rai has been appointed to the Company’s Board of Directors.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that Mr. Bob Rai has been appointed to the Company’s Board of Directors effective immediately.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Arun Nayyar, Chief Executive Officer

Business Telephone: 604.687-2038

Facsimile:  604.687-3141

Item 9 Date of Report

June 5, 2015